EXHIBIT 99.1

For Immediate Release 20-9-TR	Date:	February 5, 2020

Teck Provides Q1 2020 Steelmaking Coal Sales Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) announced today that steelmaking coal sales for the first quarter of 2020 are being affected by bad weather in British Columbia causing rail and terminal performance issues. Among other issues, heavy snow and extreme cold in January and rock and mud slides have affected rail lines and adjacent highways. Ongoing heavy rains have delayed remediation work. The estimated impact on first quarter sales is expected to be approximately 1 million tonnes, resulting in sales in the quarter of 5.1 to 5.4 million tonnes.

High mine site clean coal inventory levels are also expected to limit first quarter coal production if weather conditions do not improve. Separately, the raw coal feed belt at Elkview mine experienced a mechanical failure which is expected to prevent raw coal processing through the plant for approximately two weeks. Teck is implementing plans to supplement Elkview production from its other operations during this outage.

Further guidance on coal production and sales will be provided in Teck’s regular quarterly results news release.

Cautionary Statement on Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as "forward-looking statements"). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations regarding coal production and sales in the first quarter of 2020. These forward-looking statements are based on many assumptions, including that rail and port performance will return to normal seasonal levels, and that customers will meet their contractual obligations. Many factors can cause actual results to vary materially, including further adverse weather or geotechnical events, mechanical failures and plant upsets, as well as changes in general market conditions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2018, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com